Exhibit 99.1

ANNUAL INFORMATION FORM

VASOGEN INC.
4 Robert Speck Parkway
15th Floor
Mississauga, Ontario
L4Z 1S1
CANADA

(905) 402-9925
(905) 847-6270

February, 26, 2009

TABLE OF CONTENTS

REFERENCE INFORMATION	1
FORWARD-LOOKING INFORMATION	1
CORPORATE STRUCTURE	1
GENERAL DEVELOPMENT OF THE BUSINESS	2
DESCRIPTION OF THE BUSINESS	3
EMPLOYEES	3
STRATEGIC ALLIANCES	3
FACILITIES	4
BANKRUPTCIES AND REORGANIZATIONS	4
CODES OF CONDUCT	4
RISK FACTORS	4
DIVIDENDS	10
CAPITAL STRUCTURE	11
MARKET FOR SECURITIES	11
ESCROWED SECURITIES	12
DIRECTORS AND OFFICERS	12
COMPENSATION, NOMINATING, AND CORPORATE GOVERNANCE COMMITTEE	14
AUDIT COMMITTEE	14
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	17
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	17
TRANSFER AGENTS AND REGISTRARS	17
MATERIAL CONTRACTS	17
INTERESTS OF EXPERTS	18
ADDITIONAL INFORMATION	18

i

VASOGEN INC.

ANNNUAL INFORMATION FORM
For the Fiscal Year Ended November 30, 2008

REFERENCE INFORMATION

In this report, “we,” “us,” and “our” refer to Vasogen Inc. (“Vasogen” or “the Company”) and its subsidiaries.

As used herein, unless otherwise stated, the terms “quarter” and “year” refer to calendar quarter and fiscal year, respectively. Unless otherwise stated, the information contained herein is as of November 30, 2008.

All currency figures herein are in Canadian dollars, unless otherwise noted.

FORWARD-LOOKING INFORMATION

Certain statements contained in this annual information form and in certain documents incorporated by reference herein may constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements may include, without limitation, plans to consider a sale, merger, acquisition, or alternative strategic transactions resulting from our strategic review, statements regarding the status of development, or expenditures relating to the Celacade™ System or our VP series of drugs, including VP015 and VP025, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs.  In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimated”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. A number of assumptions were made by us in the preparation of these forward-looking statements.  You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of our strategic review, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing and the other risks and uncertainties described under the heading “Risk Factors” below as well as elsewhere in this annual information form.  This list is not exhaustive of the factors that may affect any of our forward-looking statements.  The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In this annual information form, unless the context otherwise requires, the terms “we”, “us”, “Vasogen” and the “Company” refer to Vasogen Inc. and its subsidiaries.

CORPORATE STRUCTURE

Vasogen Inc. was incorporated under the Business Corporations Act (Ontario) and was continued under the Canada Business Corporations Act by certificate and articles of continuance dated August 9, 1999. We have two wholly-owned subsidiaries: Vasogen, Corp., incorporated under the laws of Delaware, U.S.A., and Vasogen Ireland Limited, incorporated under the laws of the Republic of Ireland. Vasogen Ireland Limited owns certain intellectual property related to our products and technologies. Our registered principal office is located at 66 Wellington Street West, Suite 5300, Toronto Dominion Bank Tower, Toronto, Ontario, Canada M5K 1E6. We are currently a “reporting issuer” in all of the provinces and territories of Canada. Our telephone number is (905) 402-9925 and our facsimile number is (905) 847-6270. Our website is www.vasogen.com. Any information contained on our website is not, and will be deemed not to be, incorporated herein by reference.

GENERAL DEVELOPMENT OF THE BUSINESS

We are a biotechnology company that historically focused on the research and commercial development of therapies designed  to target the destructive inflammatory process associated with the development and progression of cardiovascular and neurodegenerative disorders. One of our products, Celacade, was designed to activate the immune response to apoptosis - an important physiological process that regulates inflammation.  Historically, we also focused on developing our VP series of drugs for the treatment of certain neuro-inflammatory disorders.

Over the past three fiscal years, we have raised approximately $36.8 million in net proceeds from the issuance of debt and equity securities to investors. Our common shares are listed on the Toronto Stock Exchange (TSX) under the symbol “VAS” and are quoted for trading on the NASDAQ Capital Market (NASDAQ) under the symbol “VSGN”.

During 2008, we implemented our restructuring plan to significantly reduce the rate at which we use our cash and to focus our efforts on opportunities that the Board and Management believe are most likely to provide shareholder value. As a result, we discontinued maintaining the necessary quality processes and personnel to support European commercialization and any clinical development of our Celacade technology, materially reduced expenses associated with the VP series of drugs, and reduced the number of full-time employees from 104 to six.  We also retained JMP Securities LLC to assist in exploring potential strategic alternatives. To further reduce the rate at which we use  our cash during our strategic review process, in February 2009, we further reduced our number of full-time employees to two.  As part of this restructuring, Chris Waddick, our President and CEO, will be terminated effective March 1, 2009. We will take a charge of approximately $1.0 million as a result of such termination as further discussed in the notes to our financial statements.  Mr. Waddick has agreed to fulfill the role of CEO, in a consulting capacity at a substantially reduced compensation, to assist the Board in bringing closure to the ongoing strategic review process.

Pursuant to our restructuring plan, we have been considering strategic alternatives for the purpose of enhancing shareholder value. This process has included screening, reviewing, and short-listing potential opportunities including the sale of our Company, a merger or acquisition, and exploring the monetization of certain tangible and intangible assets.    At this time, we have significantly narrowed down the number of third party proposals under consideration.  If a definitive agreement that the Board believes is in the best interest of our shareholders cannot be reached in the near future, the Board will consider the other alternatives that it has been evaluating.  These alternatives include the potential to realize value from the monetization of certain intangible assets either alone or potentially in combination with a strategic transaction.  The Board will continue to assess the merits of these options relative to liquidating the Company and distributing the remaining cash to the shareholders.

Celacade Program

Our Celacade System was being developed to target the inflammation underlying chronic heart failure.

During 2008, we had ongoing communications with the Food and Drug Administration (“FDA”) regarding the use of a Bayesian approach for ACCLAIM II, a study that was intended to support a U.S. Pre-Market Approval filing for Celacade for NYHA Class II heart failure patients.  We are not planning any additional communications with the FDA regarding the design of ACCLAIM II pending the outcome of our current strategic review process.

Subsequent to November 30, 2008, we entered into an agreement to sell a United States patent application and its related foreign counterparts for US$0.4 million. This device-based intellectual property has not been used to date in the Celacade System; however, we have retained rights to this technology for any potential use as it relates to the Celacade System.

Celacade in the E.U.

Celacade had received European Union (“E.U.”) regulatory approval as a medical device under the CE Mark.    As a result of our restructuring, we have discontinued maintaining the infrastructure to support the quality systems necessary to support the CE Mark.  The CE Mark was suspended on November 1, 2008 and, subsequent to year end, we notified the appropriate authority that they will not be able to conduct a recertification audit; therefore the CE Mark was withdrawn.

During 2007, we entered into a collaboration agreement (the “Agreement”) with Grupo Ferrer Internacional S.A. (“Ferrer”) to commercialize Celacade for the treatment of chronic heart failure in certain countries of the E.U. and Latin America.  Based on a European sales forecast for Celacade provided to us by Ferrer in the second quarter of 2008, we determined that we could not financially justify maintaining an infrastructure to support E.U. commercialization.  As a result, we restructured our organization, which included a discontinuation of operational and financial support for European commercialization.  We expect that the collaboration agreement with Ferrer will be terminated in fiscal 2009.  We do not expect the termination of this agreement to trigger any penalties or fees.

VP Series of Drugs Program

Our VP series of drugs was being developed to target inflammation underlying certain neurological conditions.  During the third quarter of 2008 and following an extensive review of our VP series of drugs program, we announced a significant reduction in activities and expenses associated with this program to further reduce our cash burn rate as we continue to explore strategic alternatives.

Intellectual Property

In the past, we filed patent applications to protect our products and processes. Historically, our policy was to file patent applications to protect inventions, technology, and improvements that were important to the development of our business and with respect to the application of our technologies to the treatment of a number of disease indications. We own patents and patent applications relating to our products and technologies in the United States, Canada, and other jurisdictions around the world.  As part of our restructuring plan, we have implemented certain processes with respect to our intellectual property (“IP”) portfolio resulting in the abandonment of various patents and patent applications.   Decisions to abandon certain patents and patent applications were based on a qualitative assessments of numerous factors including, but not limited to, our cash resources, development timelines, evolving development plans for our products, evolving importance placed on jurisdictions of lesser economic value, whether the IP was core to a current product or originally filed to protect potential future or alternative versions of a current product, and the life of a patent relative to the potential timeframe for commercialization.  As such, there are a number of patents and patent applications that have been abandoned and an additional number that are expected to be abandoned in the foreseeable future.

DESCRIPTION OF THE BUSINESS

We are a development-stage biotechnology company that has historically focused on the research and commercial development of technologies targeting the chronic inflammation underlying certain cardiovascular and neurological conditions.  We are conducting a strategic review to identify opportunities that we feel have the potential to maximize shareholder value.

EMPLOYEES

On November 30, 2008, we had six full-time employees, which is a significant decrease from the 104 employees we had on November 30, 2007.  Our employees are not governed by a collective agreement. We have not experienced a work stoppage and believe our employee relations are satisfactory.

STRATEGIC ALLIANCES

During 2007, we completed a collaboration agreement (the “Agreement”) with Ferrer to commercialize Celacade for the treatment of chronic heart failure in certain countries of the E.U. and Latin America.    Based on a European sales forecast for Celacade provided to us by Ferrer in the second quarter of 2008, we determined that we could not financially justify maintaining an infrastructure to support E.U. commercialization.  As a result, we restructured our organization, which included a discontinuation of operational and financial support for European commercialization.  We expect that the Agreement with Ferrer will be terminated in fiscal 2009.

To develop a potential secondary point of care for integration of our Celacade technology into the marketplace, in November 2001 we formed a strategic alliance with Quest Diagnostics Incorporated (“Quest”) in the United States on an exclusive basis.    We have recently terminated our agreement with Quest.

FACILITIES

We utilize the services offered by a virtual office space provider located at 4 Robert Speck Parkway, 15th Floor, Mississauga, Ontario, Canada L4Z 1S1.  In addition, Vasogen Ireland Limited leases premises in Ireland totaling approximately 5,500 square feet. We do not plan on renewing this lease, which expires on February 28, 2009. We continually monitor our facility requirements in the context of our needs and we expect these requirements to change commensurately with our activities.

BANKRUPTCIES AND REORGANIZATIONS

There have been no bankruptcy, receivership, or similar proceedings against us or our subsidiaries, or any voluntary bankruptcy, receivership, or similar proceedings by us or our subsidiaries within our three most recent fiscal years and none are currently proposed for the current fiscal year. As discussed above under “General Development of the Business”, we significantly restructured the Company during 2008.

CODES OF CONDUCT

The Board of Directors’ Code of Conduct and the Employee Code of Conduct have been implemented. These may be viewed on our website at www.vasogen.com or at www.sedar.com.  During the year ended November 30, 2008, no waivers or requests for exemptions from the Codes of Conduct were either requested or granted.

RISK FACTORS

Prospects for companies in the pharmaceutical, biotechnology, and medical device industry generally may be regarded as uncertain given the research and development nature of the industry and, accordingly, investments in companies such as ours should be regarded as very speculative.  Our current focus is on considering our strategic alternatives which also involves high and significant degrees of risk.   An investor should carefully consider the risks and uncertainties described below, as well as other information contained in this annual information form.  The list of risks and uncertainties described below is not an exhaustive list.  Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business.  If any one or more of the following risks occur, our business, financial condition and results of operations could be seriously harmed.  Further, if we fail to meet the expectations of the public market in any given period, the market price of our common shares could decline.  If any of the following risks actually occurs, our business, operating results, or financial condition could be materially adversely affected.

Our activities entail significant risks. In addition to the usual risks associated with a business, the following is a general description of certain significant risk factors which may be applicable to us.

We may not complete a sale, merger, acquisition, or alternative strategic transaction.

We are undertaking a strategic review which may result in a sale, merger, acquisition, or alternative strategic transactions.   If we do not complete a sale, merger, acquisition, or alternative strategic transaction, we will have to consider other possibilities which may include seeking to out-license assets, potential asset divestitures, or winding up, dissolution, or liquidation of the Company.  If we do not complete a sale, merger, acquisition, or alternative strategic transaction, it could result in a further delay and additional expenses to the Company and a further decline in the price of our common shares.

We may require additional funds in our business that may be difficult to obtain when needed or on terms acceptable to us.

As of November 30, 2008, we had a cash balance of $8.6 million (US$6.9 million) consisting of cash and cash equivalents.  As of January 31, 2009, our cash balance was $8.5 million (US$6.8 million).  Our share price has not recovered following the announcement of our restructurings and this may negatively impact our ability to obtain financing in the future.  Furthermore, while we are currently seeking strategic options to enhance shareholder value, the uncertainty of a successful outcome and/or a lack of a successful outcome will likely negatively impact our ability to obtain financing in the future and may result in a liquidation of the Company.

In order to secure financing, if it is even available, it is likely that we would need to sell additional common shares or financial instruments that are exchangeable for or convertible into common shares. Any future debt financing arrangements we enter into would likely contain restrictive covenants that would impose significant operating and, if any, financial restrictions on us.  Also, in order to provide incentives to current employees and induce prospective employees and consultants to work for us, we have granted options and intend to offer and issue options to purchase common shares and/or rights exchangeable for or convertible into common shares.  We have also issued options and deferred share units to directors of our Company. These activities could result in substantial dilution to all our shareholders.  Capital raising activities and dilution associated with such activities could cause our share price to decline.

Our share price has been highly volatile and our shares could suffer a further decline in value.

The trading price of our common shares has been highly volatile and could continue to be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

•	the results of our strategic review;

•	sales of our common shares, including in connection with further financings;

•	announcements regarding new or existing corporate partnerships;

•	announcements by us of significant acquisitions, joint ventures, or capital commitments;

•	announcements regarding our listings on the NASDAQ and TSX;

•	actual or anticipated period-to-period fluctuations in financial results;

•	litigation or threat of litigation;

•	failure to achieve, or changes in, financial estimates by securities analysts;

•	comments or opinions by securities analysts or members of the medical community;

•	announcements regarding new or existing products or services or technological innovations by us or our competitors;

•	conditions or trends in the pharmaceutical, biotechnology, and life science industries;

•	additions or departures of key personnel or directors;

•	economic and other external factors or disasters or crises;

•	limited daily trading volume; and

•	developments regarding our patents or other intellectual property or that of our competitors.

In addition, the stock market in general and the market for drug development companies, medical device companies, and biotechnology companies in particular, have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, there has been significant volatility in the market prices of securities of life science companies. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs, potential liabilities, and the diversion of management’s attention and resources.

There may not be an active, liquid market for our common shares.

There is no guarantee that an active trading market for our common shares will be maintained on the NASDAQ Capital Market (“NASDAQ”) or the Toronto Stock Exchange (“TSX”). Investors may not be able to sell their shares quickly or at the latest market price if trading in our common shares is not active.

We may not meet NASDAQ’s continued listing requirements.

Failure to meet the applicable quantitative and/or qualitative maintenance requirements of NASDAQ could result in our common shares being delisted from the NASDAQ Capital Market.  For continued listing, NASDAQ requires, among other things, that listed securities maintain a minimum bid price of not less than US$1.00 per share (the “Minimum Bid Price Rule”).  If the bid price falls below the US$1.00 minimum for more than 30 consecutive trading days, we will normally have 180 days to satisfy the US$1.00 minimum bid price, which must be maintained for a period of at least ten trading days in order to regain compliance.

In August 2006, we received a letter from the Listing Qualifications Department of The NASDAQ Stock Market stating that we were not in compliance with the Minimum Bid Price Rule.  On February 9, 2007, we transferred the listing of our common shares from the NASDAQ Global Market to the NASDAQ Capital Market, which provided us with an additional 180-day compliance period with respect to the Minimum Bid Price Rule.  On April 17, 2007, we implemented a one-for-ten consolidation of our common shares, which enabled us to regain compliance with the Minimum Bid Price Rule for continued listing on The NASDAQ Capital Market.

On April 24, 2008, we received a letter from the Listing Qualifications Department of The NASDAQ Stock Market indicating that the minimum closing bid price of our common stock had fallen below US$1.00 for 30 consecutive trading days, and therefore, we were not in compliance with Marketplace Rule 4310(c)(4) (the “Minimum Bid Price Rule”). In accordance with the NASDAQ Marketplace Rule 4310(c)(8)(D), we were provided a compliance period of 180 calendar days, or until October 21, 2008, to regain compliance with this requirement. In October 2008 the NASDAQ Stock Market suspended the enforcement of the Minimum Bid Price Rule requiring a minimum US$1.00 closing price until January 20, 2009. The suspension was to remain in effect through January 19, 2009 and the original rules were to be reinstated on January 20, 2009.  Subsequently, on December 9, 2008, the Nasdaq extended this suspension. Accordingly, the NASDAQ indicated that it will not take action to delist any security, including our common shares, for a violation of the minimum bid price rule during the suspension, which has now been extended until April 20, 2009.

If we are unable to comply with the Minimum Bid Price Rule by April 20, 2009, but we continue to meet the NASDAQ Capital Market’s initial listing criteria, other than the initial listing bid price requirement, the NASDAQ will provide us an additional 180 calendar days to meet the minimum bid price requirement.  Currently, irrespective of the minimum bid price requirement, we do not meet the initial listing criteria of the NASDAQ Capital Market.  Given our recent share price of US$0.15 as of February 24, 2009, it is very unlikely that we will be in compliance with the NASDAQ’s minimum closing bid price by April 20, 2009.  If we receive another notice from the NASDAQ that our shares are subject to delisting from the NASDAQ Capital Market, we may request a hearing before a NASDAQ Listing Qualifications Panel to review the NASDAQ’s determination.  A hearing request will stay the delisting of our common shares, pending the decision of the Panel, allowing our common shares to continue to be listed on the NASDAQ Capital Market.  We expect that any discussions with the NASDAQ regarding our plans for regaining compliance will be impacted by the strategic initiatives that we are currently exploring, but there can be no assurance that the Panel will grant a request for continued listing on the NASDAQ Capital Market.  If we do not request a hearing, our common shares could be delisted from the NASDAQ Capital Market.

If we are delisted from The NASDAQ Capital Market, our common shares may be eligible for trading on an over-the-counter market in the United States.  In the event that we are not able to obtain a listing on another U.S. stock exchange or quotation service for our common shares, it may be extremely difficult or impossible for shareholders to sell their common shares in the United States.  Moreover, if we are delisted and obtain a substitute listing for our common shares in the United States, it will likely be on a market with less liquidity, and therefore potentially more price volatility, than The NASDAQ Capital Market.  Shareholders may not be able to sell their common shares on any such substitute U.S. market in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market.  As a result of these factors, if our common shares are delisted from The NASDAQ Capital Market, the price of our common shares is likely to decline.  In addition, a decline in the price our common shares will impair our ability to obtain financing in the future.

We may not continue to be listed on the TSX.

Failure to maintain the applicable listing requirements of the TSX could result in our common shares being delisted from the TSX.  The TSX will normally consider the delisting of securities if, in the opinion of the exchange, it appears that the public distribution, price, or trading activity of the securities has been so reduced as to make further dealings in the securities on TSX unwarranted.  Specifically, participating securities may be delisted from the TSX if, among other things, the market value of our common shares is less than $3,000,000 over any period of 30 consecutive trading days.  In such circumstances, the TSX may place an issuer under a delisting review pursuant to which we would be reviewed under the TSX’s remedial review process and typically be granted 120 days to comply with all requirements for continued listing.   Given the market value of our common shares of  $4.5 million as of  February 24, 2009, it is currently unlikely that we will be delisted from the TSX.  However, if the market price of our common shares declines further or we are unable to maintain other listing requirements, the TSX could commence a remedial review process that could lead to the delisting of our common shares from the TSX.  Further, if we complete a sale, merger, acquisition, or alternative strategic transaction, we will have to consider if the continued listing of our common shares on the TSX is appropriate, or possible.

If our common shares are no longer listed on the TSX, they may be eligible for listing on the TSX Venture Exchange.  In the event that we are not able to maintain a listing for our common shares on the TSX or the TSX Venture Exchange, it may be extremely difficult or impossible for shareholders to sell their common shares in Canada.  Moreover, if we are delisted and obtain a substitute listing for our common shares on the TSX Venture Exchange, our common shares will likely have less liquidity and more price volatility than experienced on the TSX.  Shareholders may not be able to sell their common shares on any such substitute exchange in the quantities, at the times, or at the prices that could potentially be available on a more liquid trading market.  As a result of these factors, if our common shares are delisted from TSX, the price of our common shares is likely to decline.

Future issuances of our common shares could adversely affect the trading price of our common shares and could result in substantial dilution to our shareholders.

Depending on the outcome of our strategic review, we may need to issue substantial amounts of our common shares in the future.  To the extent that the market price of our common shares declines, we will need to issue an increasing number of common shares per dollar of equity investment.

On November 14, 2006, we issued 4,319,149 units at a price of US$4.70 per unit.  Each unit consisted of one common share, 0.4 of one common share purchase warrant expiring on November 14, 2011 (a “series A warrant”) and 0.1 of one common share purchase warrant expiring on May 14, 2007 (a “series B warrant”). Up to 1,727,659 common shares in aggregate are issuable upon due exercise of the series A warrants at a price of US$6.30 per common share.  The series B warrants terminated on May 14, 2007.  The placement agent also received 256,000 compensation warrants, which will expire on November 14, 2009, to purchase common shares at US$6.30 per share.

On May 24, 2007, we raised US$16 million in gross proceeds through the sale of our common shares at a price of US$3.25.  In connection with this offering, we also issued five-year warrants to purchase an additional 3.7 million common shares at an exercise price of US$3.16 per share.  Additionally, we issued to the placement agents 295,044 compensation warrants, which will expire on May 24, 2010, to purchase common shares at $US3.81 per share.

In addition to common shares issuable in connection with the exercise of the warrants, our investors, employees, and directors hold rights to acquire substantial amounts of our common shares.  In order to obtain future financing, it is likely that we will issue additional common shares or financial instruments that are exchangeable for or convertible into common shares.  Also, in order to provide incentives to current employees and induce prospective employees and consultants to work for us, we intend to offer and issue options to purchase common shares and/or rights exchangeable for or convertible into common shares.  Any future financing will trigger anti-dilution adjustments contained in the warrants that were issued in connection with the senior convertible notes on October 7, 2005.  The senior convertible notes were fully repaid in 2007. Future issuances of substantial amounts of our common shares, or the perception that such issuances are likely to occur, could affect prevailing trading prices of our common shares. Future issuances of our common shares could result in substantial dilution to our shareholders. Capital raising activities, if available, and dilution associated with such activities could cause our share price to decline.  In addition, the existence of warrants may encourage short selling by market participants.

If there are substantial sales of our common shares, the market price of our common shares could decline.

Sales of substantial numbers of our common shares could cause a decline in the market price of our common shares.  Any sales by existing shareholders or holders of options or warrants may have an adverse effect on our ability to raise capital and may adversely affect the market price of our common shares.

Our strategic alliances are dormant and unlikely to be reinstated.

During 2007, we entered into a collaboration agreement Ferrer to commercialize our Celacade technology for the treatment of chronic heart failure in certain countries of the E.U. and Latin America.    Based on a European sales forecast for Celacade provided to us by Ferrer in the second quarter of 2008, we determined that we could not financially justify maintaining an infrastructure to support E.U. commercialization.  As a result, we restructured our organization, which included a discontinuation of operational and financial support for European commercialization.  We expect that the collaboration agreement with Ferrer will be terminated in fiscal 2009.

To develop a potential secondary point of care for integration of our Celacade technology into the marketplace, in November 2001 we formed a strategic alliance with Quest Diagnostics Incorporated (“Quest”) in the United States on an exclusive basis.  The final terms of this alliance were never established and we have recently terminated our agreement with Quest.

Our failure to have our strategic alliances reinstated could have a material adverse effect on our business, financial condition and results of operations.

We are a development-stage company with a history of losses, we have not recognized any product revenues, and we may never achieve profitability.

We have incurred a loss in each year since our inception and have received no cash flow from operations to date.  These losses have resulted in decreases in our cash balances, working capital, and shareholders’ equity. The future earnings and cash flow from operations of our Company are highly dependent on the outcome of our ongoing strategic review process.  There can be no assurance that we will grow and be profitable.

At November 30, 2008, we had an accumulated deficit of approximately $398 million (US$322 million).  We have not generated revenues from the commercialization of any products.  Given the uncertainty surrounding the outcome of our strategic review, there can be no assurance that we will be able to generate any product revenue or sufficient product revenue to become profitable.

We are reliant on our key personnel.

The operations of our business are highly dependent upon the participation of our key personnel. The loss of the service of any one of our key personnel may materially affect our ability to operate. There is intense competition for qualified management and skilled employees, and our failure to recruit, train, and retain such employees could have a material adverse effect on our business, financial condition and results of operations.

Our intellectual property may not provide meaningful protection for our product candidates.

We have filed a number of patent applications in the United States and many other countries relating to our products and processes and we have been issued patents. There can be no assurance that our patent applications will be issued as patents or that any of our issued patents, or any patent that may be issued in the future, will provide us with adequate protection for our products, processes, or technology. The patent positions of biotechnology, pharmaceutical, and medical device companies can be highly uncertain and involve complex legal and factual questions. Therefore, the breadth of claims allowed in biotechnology, pharmaceutical, and medical device patents cannot be predicted. We also rely upon unpatented trade secrets and know-how, and no assurance can be given that others will not independently develop substantially equivalent trade secrets or know-how. In addition, whether or not our patents are issued, or issued with limited coverage, others may receive patents that contain claims applicable to our products. Our competitors may attempt to circumvent our patents by means of alternative designs and processes. There can be no assurance that any of our patents, or any patents issued to us in the future, will afford meaningful protection against competitors. There can be no assurance that our patents will be held valid or enforceable by a court of competent jurisdiction. The patents of our competitors may impair our ability to do business in a particular area. We also rely in part on confidentiality agreements with our corporate collaborators, employees, consultants, and certain contractors to protect our proprietary technology. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently discovered by our competitors.

As part of our restructuring plan, we have implemented certain decisions with respect to our intellectual property portfolio resulting in the abandonment of various patents and patent applications.   These decisions were based on a qualitative assessments of numerous factors including, but not limited to, our cash resources, development timelines, evolving development plans for our products, evolving importance placed on jurisdictions of lesser economic value, whether the intellectual property was core to a current product or originally filed to protect potential future or alternative versions of a current product, and the life of a patent relative to the potential timeframe for commercialization.  As such, we have abandoned a number of patents and patent applications and expect to abandon further patents and patent applications in the foreseeable future.

Competition in our industry is intense, and developments by other companies could render our product candidates obsolete.

The industry in which we operate is not a static environment, and market share can change rapidly if competing products are introduced. There can be no assurance that we can avoid intense competition from other medical technology companies, pharmaceutical or biotechnology companies, universities, government agencies, or research organizations, and from other technological advances that could render our technology uneconomical or obsolete. Many of these organizations have substantially greater financial and/or other resources and may succeed in developing technologies and products that are more effective or cheaper to use than any that we may develop. These developments could render our products obsolete and uncompetitive, which would have a material adverse effect on our business, financial condition and results of operations.

We do not have any manufacturing capability, and we lack commercial manufacturing experience.

The manufacture of our products in our industry involves a number of steps and requires compliance with stringent quality control specifications imposed by the FDA and other regulatory agencies. Moreover, many products can only be manufactured in a facility that has undergone a satisfactory inspection by the FDA and/or other relevant regulatory authorities. For these reasons, we would not be able to locate manufacturing capacity quickly if required. Our inability or reduced capacity to manufacture our products, if required, would have a material adverse effect on our business, financial condition, and results of operations.

We have limited sales, marketing, and distribution experience.

We have limited experience in the sales, marketing, and distribution of pharmaceutical or medical device products. There can be no assurance that if required, we would be able to establish sales, marketing, and distribution capabilities or make arrangements with our collaborators, licensees, or others to perform such activities or that such efforts would be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties, our business, financial condition and results of operations will be materially adversely affected.

Our operations may be adversely affected by risks associated with international business.

We may be subject to certain risks that are inherent in an international business. These include:

•	varying regulatory restrictions on sales of our products to certain markets and unexpected changes in regulatory requirements;

•	tariffs, customs, duties, and other trade barriers;

•	difficulties in managing foreign operations and foreign distribution partners;

•	longer payment cycles and problems in collecting accounts receivable;

•	fluctuations in currency exchange rates;

•	political risks;

•	foreign exchange controls that may restrict or prohibit repatriation of funds;

•	export and import restrictions or prohibitions, and delays from customs brokers or government agencies;

•	seasonal reductions in business activity in certain parts of the world; and

•	potentially adverse tax consequences.

Depending on the countries involved, any or all of the foregoing factors could materially harm our business, financial condition and results of operations.

We may not achieve our projected development goals in the time frames we announce and expect.

We set goals for and make public statements regarding timing of the accomplishment of objectives material to our success.  The actual timing of these events can vary dramatically due to a number of factors such as delays in our strategic review process, delays or failures in clinical trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing, or marketing milestones necessary to commercialize products. There can be no assurance that any clinical trials that are necessary for regulatory approvals will be completed, that we will make regulatory submissions, or receive regulatory approvals. If we fail to achieve one or more of our milestones as planned, the price of our common shares could decline.

Our business involves the use of hazardous material, which requires us to comply with environmental regulations.

Although we do not currently manufacture products, we have in the past produced limited quantities of such products for our clinical trials. Our research and development processes have involved the controlled storage, use, and disposal of hazardous materials and hazardous biological materials. We are subject to laws and regulations governing the use, manufacture, storage, handling, and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials complied with the standards prescribed by such laws and regulations, we may still be subject to liabilities associated with the inappropriate handling of such materials. There can be no assurance that we will not be required to incur significant costs to comply with current or future environmental laws and regulations, or that our business, financial condition, and results of operations will not be materially or adversely affected by current or future environmental laws or regulations.

Environmental regulation could have a material adverse effect on the results of our operations and our financial position.

We are subject to a broad range of environmental regulations imposed by federal, state, provincial, and local governmental authorities. Such environmental regulation relates to, among other things, the handling and storage of hazardous materials, the disposal of waste, and the discharge of contaminants into the environment. Although we believe that we are in material compliance with applicable environmental regulation, as a result of the potential existence of unknown environmental issues and frequent changes to environmental regulation and the interpretation and enforcement thereof, there can be no assurance that compliance with environmental regulation or obligations imposed thereunder will not have a material adverse effect on us in the future.

We have not paid dividends.

We have never paid cash dividends on our common shares and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain our future earnings, if any, to finance further research and the expansion of our business.

It may be difficult to obtain and enforce judgments against us because of our Canadian residency.

We are governed by the laws of Canada. Most of our directors and officers, as well as some of the experts named in this annual information form, are residents of Canada or other jurisdictions outside of the United States and all or a substantial portion of our assets and the assets of such persons may be located outside of the United States. As a result, it may be difficult for shareholders to effect service of process upon us or such persons within the United States or to realize in the United States on judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. In addition, there is doubt as to the enforceability in Canada of liabilities predicated solely upon U.S. federal securities law against us, our directors, controlling persons and officers and the experts named in this annual information form who are not residents of the United States, in original actions or in actions for enforcements of judgments of U.S. courts.

We have adopted a shareholder rights plan.

We have adopted a shareholder rights plan. The provisions of such plan could make it more difficult for a third party to acquire a majority of our outstanding common shares, the effect of which may be to deprive our shareholders of a control premium that might otherwise be realized in connection with an acquisition of our common shares. See “Description of Share Capital”.

We are likely to be classified as a “passive foreign investment company” for U.S. income tax purposes, which could have significant and adverse tax consequences to U.S. investors.

We were a passive foreign investment company (“PFIC”) in our 2008 taxable year, and we believe there is a significant likelihood that we will be classified as a PFIC in our 2009 taxable year and possibly in subsequent years. Our classification as a PFIC could have significant and adverse tax consequences for U.S. holders of our common shares. It may be possible for U.S. holders of common shares to mitigate certain of these consequences by making a “qualified electing fund” election or a mark-to-market election.  See “Certain Income Tax Considerations - United States Federal Income Taxation.”

DIVIDENDS

The Company has not paid, and has no current plans to pay, dividends on its common shares.  We currently intend to retain future earnings, if any, to finance the operations of our business.  Any future dividend policy will be determined by the Board of Directors, and will depend upon, among other factors, our earnings, if any, financial condition, capital requirements, any contractual restrictions with respect to the payment of dividends, the impact of the distribution of dividends on our financial condition, tax liabilities, and such economic and other conditions as the Board of Directors may deem relevant.

CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of common shares, all without nominal or par value.

Common Shares. Each common share entitles the holder thereof to one vote at any meeting of the shareholders of the Company, except meetings at which only holders of a specified class of shares are entitled to vote. The common shares are entitled to receive, as and when declared by our Board of Directors, dividends in such amounts as shall be determined by our Board of Directors. The holders of common shares have the right to receive the remaining property of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary.  All common shares now outstanding and to be outstanding upon exercise of the outstanding options and warrants are, or will be, fully paid and non-assessable.

On April 3, 2007, the Company received shareholder approval to consolidate its issued and outstanding common shares on the basis of one post-consolidated common share for every ten pre-consolidated common shares.  The consolidation was implemented on April 17, 2007.  All references to number of common shares issued and outstanding, stock options, deferred share units, and warrants, have been amended to give effect to the share consolidation.

As at January 30, 2009, 22.5 million common shares were issued and outstanding.

Warrants. At November 30, 2008, 6.5 million warrants to purchase 7.1 million common shares were outstanding, with a current weighted average exercise price of US$4.98 per warrant share.

Options. At November 30, 2008, there were 1.0 million common shares issuable upon the exercise of outstanding options granted under our stock option plans. The weighted average exercise price of these options is $11.61 per common share. Up to 2.0 million additional common shares are reserved for issuance under our stock option plans.

Directors’ Deferred Share Units. At November 30, 2008, there were 390,705 common shares issuable upon the exercise of outstanding deferred share units granted under our Directors’ Deferred Share Unit and Stock Plan. These deferred share units have a fair market value of $47,000. An additional 197,703 additional common shares are reserved for issuance under our Directors’ Deferred Share Unit and Stock Plan.

Shareholder Rights Plan. We adopted, effective November 22, 2000, a shareholder rights plan which was subsequently amended on May 7, 2003 and March 22, 2006. Unless otherwise extended with the approval of our shareholders, the Shareholder Rights Plan and the rights issued thereunder will expire at the close of our Annual Meeting of Shareholders to be held in 2009, unless the rights are terminated, redeemed, or exchanged earlier by our Board of Directors.

From November 30, 2008 to the date of this annual information form, no options to purchase our common shares were granted, no options to purchase our common shares were exercised, 68,961 options to purchase our common shares expired, and no options to purchase our common shares were cancelled.  From November 30, 2008 to the date of this annual information form, 67,377 deferred share units to purchase our common shares were granted,95,019 deferred share units to purchase our common shares were exercised, and 2,693 deferred share units to purchase our common shares were cancelled.

MARKET FOR SECURITIES

Our common shares are currently listed on the Toronto Stock Exchange (the “TSX”) and quoted for trading on the NASDAQ Capital Market (“NASDAQ”).  Prior to February 9, 2007, our common shares were traded on the NASDAQ Global Market.   Prior to December 17, 2003, our common shares were listed on the American Stock Exchange.

The following table sets forth, for the periods indicated, the reported high and low prices (in Canadian dollars) and volume traded of our common shares on the TSX.

Date	High	Low	Close	Volume Traded
Dec-07	2.56	1.52	2.55	555,834
Jan-08	2.7	1.5	1.92	502,675
Feb-08	2.05	1.72	1.75	102,576
Mar-08	1.75	0.76	0.87	625,067
Apr-08	0.99	0.41	0.42	654,773
May-08	0.5	0.34	0.475	463,587
Jun-08	0.48	0.27	0.315	274,992
Jul-08	0.4	0.25	0.33	325,323
Aug-08	0.42	0.25	0.42	253,492
Sep-08	0.38	0.185	0.185	257,642
Oct-08	0.22	0.15	0.19	253,430
Nov-08	0.23	0.09	0.12	243,914

The following table sets forth, for the periods indicated, the reported high and low prices (in United States dollars) and volume of our common shares traded on the NASDAQ Global Market and the NASDAQ Capital Market.

Date	High	Low	Close	Volume Traded
Dec-07	2.59	1.55	2.58	3,522,692
Jan-08	2.68	1.61	1.92	2,869,173
Feb-08	2.05	1.78	1.78	828,209
Mar-08	1.68	0.68	0.85	3,270,007
Apr-08	0.91	0.40	0.42	2,891,987
May-08	0.49	0.34	0.48	2,473,264
Jun-08	0.49	0.27	0.30	1,628,511
Jul-08	0.36	0.26	0.31	1,130,977
Aug-08	0.39	0.28	0.37	652,156
Sep-08	0.37	0.18	0.19	1,265,709
Oct-08	0.22	0.11	0.15	894,563
Nov-08	0.16	0.05	0.09	895,561

ESCROWED SECURITIES

To our knowledge, none of our securities is held in escrow.

DIRECTORS AND OFFICERS

The names and municipalities of residence of all our directors and officers as at the date hereof, the offices presently held, principal occupations, and the year each director or officer first became a director or officer are set out below. Each director was elected to serve until the next annual meeting of our shareholders or until his successor is elected or appointed. Officers are appointed annually and serve at the discretion of the Board of Directors.

Name and Residence(1)	Position with the Company and Principal Occupation for the last five years	Other Public Company Boards	Director/Officer Since
Terrance H. Gregg(2),(4), (5) Los Angeles, California, USA
Chairman of the Board and Director of the Company.  Formerly interim President and CEO of the Company (2007).  Mr. Gregg is the President and CEO of DexCom Inc. and is the former President of Medtronic MiniMed.
		DexCom Inc.	September 1999
David G. Elsley (2), (3), (5) Oakville, Ontario, Canada	Director of the Company. Mr. Elsley was the President of the Company from 1991 to 2007, and Chief Executive Officer of the Company from 1994 to 2007.	None	January 1991
Dr. Eldon R. Smith (5) Calgary, Alberta, Canada	Senior Vice President, Scientific Affairs, Chief Medical Officer, and Head of Cardiovascular Development, and a Director of the Company.	Aston Hill Financial Canadian Natural Resources Limited Sernova Corp. VentriPoint Inc.	July 1998
Dr. Calvin R. Stiller(4) London, Ontario, Canada	Director of the Company. Dr. Stiller is the former Chairman and Chief Executive Officer of Canadian Medical Discoveries Fund Inc.	None	January 2006
John C. Villforth(2), (4) Gaithersburg, Maryland, USA	Director of the Company. Former President and Executive Director, Food and Drug Law Institute.	None	March 2001
Christopher J. Waddick Georgetown, Ontario, Canada
President, Chief Executive Officer and Director of the Company since 2007.  Mr. Waddick was formerly Chief Operating Officer, Executive Vice President, Chief Financial Officer, and Treasurer of the Company.
		None	March 1997
Graham Neil Brampton, Ontario, Canada	Vice President, Finance and Chief Financial Officer of the Company. Mr. Neil was formerly Director of Finance and Controller of the Company.	None	July 2007
Notes:

1.	The Company does not have an executive committee of the Board of Directors.
2.	Member of the Audit Committee of the Board of Directors.
3.
Mr. Elsley was appointed to fill a vacancy on the audit committee resulting from the resignation of Mr. Clarke effective December 31, 2008.   In compliance with applicable Canadian securities law requirements, a director appointed to fill a vacancy on the Audit Committee need not be considered independent.

4.	Member of the Compensation, Nominating, and Corporate Governance Committee of the Board of Directors.
5.	Member of the Special Committee of the Board with respect to the Company’s strategic review process.

As of November 30, 2008, the directors and executive officers of the Company as a group beneficially own, directly or indirectly, or exercise control or direction over 479,447 common shares (Directors’ Deferred Share Units included), representing approximately 2.14% of the issued common shares of the Company.

On November 14, 2007, Dr. Stiller and a group of current and former officers and directors of NPS Pharmaceuticals, Inc. were named as defendants in a purported derivative action in Utah.  The lawsuit alleges that the defendants made false and misleading statements regarding certain of NPS’ products and business. The lawsuit seeks a determination that it is an appropriate derivative action, and damages in unspecified amounts. This action has been dismissed.

In May of  2002, the British Columbia Securities Commission - and in July of 2002, the Alberta Securities Commission - each issued cease trade orders for shares in BioMax Technologies Inc. for failure to file financial statements. Dr. Smith was a Director and Vice Chairman of this company at the time. He subsequently resigned and subsequent to that date, the Company was delisted for failure to file financial statements and the payment of penalties. The company has not declared bankruptcy and continues as a solvent private company.

COMPENSATION, NOMINATING, AND CORPORATE GOVERNANCE COMMITTEE

The charter of the Compensation, Nominating, and Corporate Governance Committee can be found on our website at www.vasogen.com.

AUDIT COMMITTEE

The Audit Committee of the Board monitors our financial activities, policies, and internal control procedures.  The Audit Committee comprises two independent directors and one director who is not considered independent as defined under applicable Canadian securities law requirements and in Nasdaq Marketplace Rule 4200(a)(15).  John Villforth and Terrance Gregg are considered independent.  David Elsley is not considered independent under applicable Canadian securities law requirements, but his appointment does comply with an exception to the independence requirement as he was appointed to fill a vacancy left by the resignation of Mr. Clarke.  Further, he is not considered independent under the Nasdaq rules, but he does satisfy the independence criteria of Rule 10A - 3(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Rear Admiral Villforth is the Past-President and Executive Director of the Food and Drug Law Institute and the former Director of the FDA Center for Devices and Radiological Health.  He has almost three decades of experiences as a commissioned officer in the U.S. Public Health Service in the Department of Health and Human Services.  Mr. Villforth retired from the public service sector with the rank of Assistant Surgeon General (Rear Admiral).  Mr. Villforth joined Vasogen’s Board of Directors in 2001.

Mr. Gregg is the President and Chief Executive Officer of DexCom Inc. In 2002, he retired as President of Medtronic MiniMed, a world leader in diabetes management systems.  He became President and Chief Operating Officer of MiniMed, Inc. in 1996 and was instrumental in Medtronic’s US $3.4 billion acquisition of MiniMed in 2001. He also served in executive positions with Smith & Nephew and Allergan Inc. Between March and June, 2007, he served as the interim Chief Executive Officer of Vasogen. Mr. Gregg joined Vasogen’s Board in 1999.

Mr. Elsley is currently a consultant.  He was the President and Chief Executive Officer of Vasogen from 1994 through 2007. In that role, he was responsible for the scientific, clinical, and commercial development of Vasogen’s Celacade technology.  Mr. Elsley holds a Master of Business Administration from the Richard Ivey School of Business, University of Western Ontario.  Mr. Elsley joined Vasogen’s Board in 1991.

Under the SEC rules implementing the Sarbanes-Oxley Act of 2002, Canadian issuers filing reports in the United States must disclose whether their audit committees have at least one "audit committee financial expert".  Additionally, under Nasdaq Marketplace Rule 4350(d)(2)(A), the Nasdaq requires that one member of the audit committee be financially sophisticated, meaning that they must have "past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities."  The Board has determined that both Mr. Elsley and Mr. Gregg qualify as audit committee financial experts under the SEC rules and as financially sophisticated under the Nasdaq rules.

Nasdaq Marketplace Rule 4350(c)(1) requires that the Board must comprise a majority of independent directors.  Nasdaq Marketplace Rule 4350(d)(2)(A) requires that each of the members of the Audit Committee be independent and requires that no member of the Audit Committee has participated in the preparation of Vasogen’s financial statements during the last three years.  Nasdaq Marketplace Rule 4350(a)(1) allows a foreign private issuer like Vasogen to follow home country practice in lieu of this Nasdaq requirement, as long as the company discloses in its annual reports filed with the SEC or on its website that it does not follow the requirement and describes the home country practice that it follows in lieu of the Nasdaq requirement.

Under the applicable requirements under Canadian securities laws, Vasogen’s Board is not required to have a majority of independent directors.  Additionally, with regard to audit committee requirements in Canada, National Instrument 52-110, Audit Committees (the “Instrument”) requires that, except in certain limited circumstances, a company’s audit committee must comprise at least three directors, each of whom must be independent.  However, Section 3.5 of the Instrument further provides that if the resignation of an audit committee member results in a vacancy on the audit committee that the board of directors is required to fill, an audit committee member appointed to fill such vacancy is exempt from the requirements of independence for a period ending on the later of (a) the next annual meeting of the issuer, and (b) the date that is six months from the date the vacancy was created.  In compliance with these Canadian requirements, the Board appointed Mr. Elsley to fill the vacancy on the Audit Committee created by the resignation of Mr. Thomas Clarke from the Board effective December 31, 2008.

The Audit Committee assists the Board in fulfilling its oversight responsibility to shareholders, potential shareholders, the investment community, and others with respect to the Company’s financial statements, financial reporting process, systems of internal accounting and disclosure controls, performance of the external auditors, and risk assessment and management.  The Audit Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to all books, records, facilities and personnel of the Company, its auditors and its legal advisors. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the Audit Committee has the authority to independently retain special legal, accounting, or other consultants to advise it.

The Audit Committee reviewed with the independent auditor, who is responsible for expressing an opinion on the conformity of the Company’s audited financial statements with Canadian and United States generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed with the Audit Committee under Canadian and United States generally accepted auditing standards. In addition, the Audit Committee has discussed with the independent auditor the auditor’s independence from management and the Company including the matters in the written disclosures provided to the Audit Committee by the independent auditor and considered the compatibility of non-audit services with the auditor’s independence.

The Company’s independent auditor is accountable to the Board of Directors and to the Audit Committee. The Board of Directors, through the Audit Committee, has the ultimate responsibility to evaluate the performance of the independent auditor, and through the shareholders, to appoint, replace and compensate the independent auditor. Under the Sarbanes-Oxley Act of 2002, the independent auditor of a public company is prohibited from performing certain non-audit services.  The Audit Committee has adopted procedures and policies for the pre-approval of non-audit services, as described in the Audit Committee Charter.  Under the terms of such policies and procedures, the Audit Committee has adopted a list of pre-approved services, including audit and audit-related services and tax services, and a list of prohibited non-audit services deemed inconsistent with an auditor’s independence.

The list of Pre-Approved Services includes:

1.           Audit Services
•	Audits of the Company’s consolidated financial statements;
•	Statutory audits of the financial statements of the Company’s subsidiaries;
•	Reviews of the quarterly consolidated financial statements of the Company;
•
Services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies (such as the SEC and OSC) or other documents issued in connection with securities offerings (e.g., comfort letters and consent letters) and assistance in responding to comment letters from securities regulatory bodies;

•	Special attest services as required by regulatory and statutory requirements;
•	Regulatory attestation of management reports on internal controls as required by the regulators; and
•
Consultations with the Company’s management as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the securities regulatory authorities, accounting standard setting bodies (such as the FASB or CICA), or other regulatory or standard setting bodies.

2.           Audit-Related Services
•	Presentations or training on accounting or regulatory pronouncements;
•	Due diligence services related to accounting and tax matters in connection with potential acquisitions / dispositions; and
•	Advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls and procedures of the Company.

3.           Tax Services
a.  Compliance Services
•	Assistance with the preparation of corporate income tax returns and related schedules for the Company and its subsidiaries;
•	Assistance with the preparation of Scientific Research & Experimental Development investment tax credit claims and amended tax returns of the company; and
•	Assistance in responding to Canada Revenue Agency or Internal Revenue Service on proposed reassessments and other matters.

b.  Canadian & International Planning Services

•	Advice with respect to cross-border/transfer pricing tax issues;
•	Advice related to the ownership of corporate intellectual property in jurisdictions outside of Canada;
•
Assistance in interpreting and understanding existing and proposed domestic and international legislation, and the administrative policies followed by various jurisdictions in administering the law, including assisting in applying for and requesting advance tax rulings or technical interpretations;

•	Assistance in interpreting and understanding the potential impact of domestic and foreign judicial tax decisions;
•	Assistance and advising on routine planning matters; and
•
Assistance in advising on the implications of the routine financing of domestic and foreign operations, including the tax implications of using debt or equity in structuring such financing, the potential impact of non-resident withholding tax and the taxation of the repatriation of funds as a return of capital, a payment of a dividend, or a payment of interest.

c.  Commodity Tax Services
•	Assistance regarding GST/PST/Customs/Property Tax filings and assessments;
•	Commodity tax advice and compliance assistance with business reorganizations;
•	Advice and assistance with respect to government audits/assessments;
•	Advice with respect to other provincial tax filings and assessments; and
•	Assistance with interpretations or rulings.

The list of Prohibited Services includes:
•	Bookkeeping or other services related to the preparation of accounting records or financial statements;
•	Financial information systems design and implementation;
•	Appraisal or valuation services for financial reporting purposes;
•	Actuarial services for items recorded in the financial statements;
•	Internal audit outsourcing services;
•	Management functions;
•	Human resources;
•	Certain corporate finance and other services;
•	Legal services; and
•	Certain expert services unrelated to the audit.

The Audit Committee also discusses with the Company’s independent auditor the overall scope and plans for their audit.  The Audit Committee meets with the independent auditor, with and without management present, to discuss the results of their examination, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Audit Committee held four meetings during the 12-month period ended November 30, 2008.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board of Directors approved) that the audited consolidated financial statements be included in the Annual Report for the twelve-month period ended November 30, 2008 for filing with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

The charter of the Audit Committee can be found the Company’s website at www.vasogen.com.

Report submitted by the Audit Committee

David G. Elsley                                           Terrance H. Gregg                                           John C. Villforth

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To our knowledge, no director of officer of the Company or any associate or affiliate thereof had any material interest in any transaction completed in any of the three most recently completed financial year end.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no material outstanding legal proceedings or regulatory actions to which we are party nor, to our knowledge, are any such proceedings or actions contemplated.

TRANSFER AGENTS AND REGISTRARS

Our Canadian transfer agent and registrar is CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto Ontario, Canada M5C 2W.  Our United States co-transfer agent and registrar is Bank of New York Mellon, 480 Washington Blvd., Jersey City, NJ 07310 U.S.A.

MATERIAL CONTRACTS

We have not, during our financial year ended November 30, 2008, entered into any material contracts other than contracts in the ordinary course of business.

INTERESTS OF EXPERTS

Our auditor is KPMG LLP, Chartered Accountants, Yonge Corporate Centre, 4100 Yonge Street, Toronto, Ontario M2P 2H3.  KPMG LLP has confirmed that it is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

KPMG provides tax and audit-related services to the Company and its subsidiaries. Our Audit Committee has concluded that the provision of these non-audit services by KPMG is compatible with KPMG maintaining its independence.

The total fees paid or accrued by the Company for audit and other services provided by KPMG during 2007 and 2008 were:

	2007	2008
Audit Fees(1)	$504,665	$281,782
Audit-Related Fees(2)	$75,000	$0
Tax Fees(3)	$133,510	$85,800
All Other Fees	$0	$0
Total Fees	$713,175	$367,582

(1)
Audit fees consist of fees related to the audit of the Company’s consolidated financial statements, reviews of quarterly interim financial statements and auditor involvement with prospectuses and a financing completed during 2008.

(2)	Audit-related Fees related to advice and documentation assistance with respect to internal controls over financial reporting
(3)	Tax fees consist of fees for tax consultation and tax compliance services for Vasogen Inc., Vasogen Ireland Limited, and Vasogen Corp.

ADDITIONAL INFORMATION

Additional information concerning our Company, including directors’ and officers’ remuneration and indebtedness, principal holders of securities, and securities authorized for issuance under equity compensation plans, is contained in our 2007 Management Proxy Circular.  Additional financial information is provided in the consolidated financial statements and the accompanying Management’s Discussion and Analysis for our financial year ended November 30, 2008. Copies of our 2007 Management Proxy Circular and 2007 Annual Report are filed on SEDAR at www.sedar.com and may be obtained upon request from our Chief Financial Officer at 4 Robert Speck Parkway, 15th Floor, Mississauga, Ontario, Canada L4Z 1S1. Similarly, our 2008 Management Proxy Circular will be released subsequent to February 28, 2009, and following such time will be available at www.sedar.com or upon request from our Chief Financial Officer.